UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 3, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	3 December 2021

Release Number	33/21

Update on recommended all-cash offer for Noront Resources Limited

Further to BHP’s release on 24 November 2021, in relation to the recommended all-cash offer to acquire all of the issued and outstanding common shares of Noront Resources Limited by BHP Western Mining Resources International Pty Ltd, an update is provided in the attached release.

Information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661	Tel: +44 20 7802 7144 Mobile: +44 7961 636
683	432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia
Follow us on social media

BHP extends tender expiry and

BHP and Noront extend outside date under Support Agreement

BHP continuing to progress discussions with Wyloo Metals

Toronto, Ontario/Melbourne, Victoria – December 3, 2021 – BHP Lonsdale Investments Pty Ltd (“BHP Lonsdale”), a wholly-owned subsidiary of BHP, announced today that it is progressing discussions with Wyloo Metals Pty Ltd (“Wyloo Metals”) regarding Wyloo Metals’ potential support of BHP’s C$0.75 per share offer (the “Offer”) to acquire Noront Resources Ltd. (TSXV:NOT) (“Noront”). To allow more time for those discussions to progress, BHP is extending the expiry of its offer from 7:00 p.m. (Toronto Time) on December 14, 2021 to 7:00 p.m. (Toronto Time) on January 14, 2022. The earliest time BHP will acquire Noront shares under its Offer will be at the new expiry time.

In conjunction with the extension of the expiry time, BHP Lonsdale and Noront also announced that they have amended the Support Agreement, dated July 26, 2021 and previously amended on October 19, 2021, between BHP Lonsdale, its subsidiary BHP Western Mining Resources International Pty Ltd (the “Offeror”) and Noront relating to Noront’s support of the Offer in order to extend the outside date in that agreement (the “Outside Date”) from December 14, 2021 to January 21, 2022. The Outside Date is relevant because, among other things, if the Offeror has not acquired shares under the Offer by the Outside Date, both Noront and the Offeror become permitted to terminate the Support Agreement.

While BHP and Wyloo Metals are considering a mutually beneficial arrangement regarding the acquisition of Noront by BHP, there is no assurance that any agreement will be reached between BHP and Wyloo Metals.

For Noront shareholders

A notice of variation, extension and change in respect of the Offer, a notice of change in respect of Noront’s directors’ circular and the amendment to the Support Agreement will be available under Noront’s profile on SEDAR at www.sedar.com and on Noront’s website at www.norontresources.com.

About Noront Resources

Noront Resources Ltd. is focused on the development of its high-grade Eagle’s Nest nickel, copper, platinum and palladium deposit and the world class chromite deposits including Blackbird, Black Thor, and Big Daddy, all of which are located in the James Bay Lowlands of Ontario in an emerging metals camp known as the Ring of Fire. www.norontresources.com

About BHP

BHP is a world-leading global resources company. We extract and process minerals, oil and gas, with 80,000 employees and contractors, primarily in Australia and the Americas. Our products are sold worldwide, with sales and marketing led through Singapore and Houston, United States. Our global headquarters are in Melbourne, Australia. Our Potash head office is in Saskatoon and our head office for metals exploration is in Toronto.

Our corporate purpose is to bring people and resources together to build a better world. Our strategy is to deliver long-term value and returns through the cycle. We aim to do this through owning a portfolio of world class assets with exposure to highly attractive commodities that benefit from the mega-trends playing out in the world around us, by operating them exceptionally well, by maintaining a disciplined approach to capital allocation and through being industry leaders in sustainability and the creation of social value.

BHP has a strong track record in Canada

BHP has a strong track record of mining development and investment in Canada over several decades. We have invested in diamonds, potash, exploration, Carbon Capture and Storage (CCS) research, and in environmental preservation through the BHP Foundation in Canada’s boreal forest. We have built strong relationships with communities and stakeholders throughout our history in Canada. Earlier this year, BHP approved US$5.7 billion in investment for its Jansen project, for what stands to be one of the world’s largest, most modern potash mines and a significant economic driver for Saskatchewan.

www.bhp.com

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: + 61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

The Depositary and Information Agent for the Offer is Kingsdale Advisors. If you have any questions, please contact Kingsdale Advisors, by telephone toll-free in North America at 1-866-581-0512 and at 1-416-867-2272 outside North America or by e-mail at contactus@kingsdaleadvisors.com.

Noront

Media Relations	Investor Relations

Ian Hamilton	Greg Rieveley
Tel: +1 (905) 399 6591	Tel: +1 (416) 367 1444
ihamilton@longviewcomms.ca	greg.rieveley@norontresources.com

Janice Mandel
Tel: +1 (647) 300 3853
janice.mandel@stringcom.com

Forward looking statements

Certain statements contained in this press release contain “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information and statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

Forward-looking statements include, but are not limited to, statements regarding: the Offer, including the anticipated timing, mechanics, funding, completion, settlement, results and effects of the Offer; reasons to accept the Offer; and the value inherent in Noront’s portfolio of projects, including the Eagle’s Nest project and the status of discussions with Wyloo Metals.

Although Noront, the Offeror and BHP Lonsdale believe that the expectations reflected in such forward-looking information and statements are reasonable, such information and statements involve risks and uncertainties, and undue reliance should not be placed on such information and statements. Material factors or assumptions that were applied in formulating the forward-looking information contained herein include, without limitation, the expectations and beliefs of Noront, the Offeror and BHP Lonsdale that the Offer will be successful, that all required regulatory consents and approvals will be obtained and all other conditions to completion of the transaction will be satisfied or waived, and the ability to achieve goals. Noront, the Offeror and BHP Lonsdale caution that the foregoing list of material factors and assumptions is not exhaustive. Many of these assumptions are based on factors and events that are not within the control of Noront, the Offeror or BHP Lonsdale, and there is no assurance that they will prove correct. Consequently, there can be no assurance that the actual results or developments anticipated by Noront, the Offeror and BHP Lonsdale will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, Noront, the Offeror or BHP Lonsdale, or their respective future results and performance.

Forward-looking information and statements in this press release are based on Noront’s, the Offeror’s and BHP Lonsdale’s beliefs and opinions at the time the statements are made, and there should be no expectation that these forward-looking statements will be updated or supplemented as a result of new information, estimates or opinions, future events or results or otherwise, and Noront, the Offeror and BHP Lonsdale disavow and disclaim any obligation to do so except as required by applicable law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of the Offeror or any of its affiliates or Noront.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: December 3, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary